UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Hellenic Telecommunications Organization S.A.

(Name of Issuer)

Common Registered Shares, nominal value EUR 2.39 per share
(Title of Class of Securities)

X3258B 102
(CUSIP Number)

Guido Kerkhoff
Senior Vice President
Chief Accounting Officer
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn, Germany
228-181-0
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D filed on May 23, 2008, as previously amended (the “Schedule 13D”), of Deutsche Telekom AG (“DTAG”), with respect to the common registered shares, nominal value EUR 2.39 per share (the “Shares”), of Hellenic Telecommunications Organization S.A. (“OTE”).  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction.

At an extraordinary general assembly of shareholders of OTE held on February 6, 2009, the shareholders of OTE approved changes to OTE’s Statutes necessary for full implementation of the Shareholders’ Agreement.  At a board of directors' meeting also held on February 6, 2009, the board elected four new members to replace four members who had resigned.

Following the additions to the board of directors, the board remains for the time being an eleven-member board, composed of six nominees of DTAG and five nominees of HR.  DTAG’s nominees to the board are Panagis Vourloumis, the existing Chairman and Managing Director of OTE, and five non-executive members, Hamid Akhavan, Dr. Karl-Gerhard Eick, Dr. Martin Walter, Kevin Copp and Panagiotis Tabourlos (an independent director).

Item 5.  Interest in Securities of the Issuer.

To the knowledge of DTAG none of its six nominees to the board own any shares of OTE.  To the knowledge of DTAG, Mr. Vourloumis, however, owns 99,000 options pursuant to OTE’s 2007 Option Plan.  DTAG disclaims beneficial ownership of the options owned by Mr. Vourloumis and any shares underlying such options.

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2009

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Vice President Chief Accounting Officer

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EXHIBIT INDEX

Exhibit 1	Letter Agreement between Marfin Investment Group and Deutsche Telekom AG, dated March 15, 2008	*

Exhibit 2	Letter Agreement between Marfin Investment Group and Deutsche Telekom AG, dated April 30, 2008, amending their Letter Agreement, dated March 15, 2008	*

Exhibit 3	Share Purchase Agreement between the Hellenic Republic and Deutsche Telekom AG, dated May 14, 2008	**

Exhibit 4	Shareholders’ Agreement between the Hellenic Republic and Deutsche Telekom AG, dated May 14, 2008	**

*      Previously filed as an Exhibit to the Schedule 13D on May 23, 2008.
**    Previously filed as an Exhibit to Amendment No. 1 to the Schedule 13D on June 20, 2008.

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